

May 13, 2013

Via E-mail
Mr. W. Pierce Carson
President
Santa Fe Gold Corporation
1128 Pennsylvania NE, Suite 200
Albuquerque, NM 87110

>   **Re: Santa Fe Gold Corporation**
>   **Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2012**
>   **Filed March 25, 2013**
>   **File No. 001-12974**

Dear Mr. Carson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please set forth the complete text of each item as amended in your amended Form 10-K. Please refer to Rule 12b-15 for guidance.

2. We note your response to comment 2 of our letter dated March 1, 2013. Please revise your Form 10-K to provide prominent disclosure in the risk factor section and elsewhere, as appropriate, regarding your failure to comply with Rule 14a-21. In this regard, please also consider what effect such failure has on your management's conclusion that your disclosure controls and procedures are effective.

Ortiz Gold Project, page 3

3. We note your response to comment 5 that you have removed all resources disclosure from your filing. Please revise your Ortiz Project Overview section on page 3, removing your estimate of approximately 1.0 million ounces of gold for the Carache and Lucas gold deposits which are derived from your mineralized material estimates. Mineralized material should only be reported as an in-place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper.

Item 11. Executive and Director Compensation, page 5

4. We partially reissue comment 7 of our letter dated March 1, 2013. We note your response that you will provide the compensation discussion and analysis required by Item 402(b) in future filings, but you do not appear to have done so in the Form 10-K/A filed on March 25, 2013. Please amend the Form 10-K to provide such information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Shaz Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director